UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007280

January 26, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section: 14A-8
Rule:
Public Availability: 1-26-2004

Re: Verizon Communications Inc.
Incoming letter dated December 18, 2003

Dear Mr. Stoller:

This is in response to your letter dated December 18, 2003, concerning the shareholder proposal submitted to Verizon by NorthStar Asset Management, Inc., Michael C. Bleiweiss, Rosemary Faulkner, Frank T. Lossy, Kathleen Ladd Ward, and Carol Master. We also have received a letter on the proponents' behalf dated January 19, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Enclosures

cc: Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

732712

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Securities Exchange Act of 1934,
Rule 14a-8(i)(7)

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by NorthStar Asset Management, Inc. ("NorthStar") and co-sponsored by Michael C. Bleiweiss, Rosemary Faulkner, Frank T. Lossy, Kathleen Ladd Ward and Carol Master (together with NorthStar, collectively, the "Proponents"), may properly be omitted from the proxy materials (the "Proxy

Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated November 12, 2003 submitted by NorthStar, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to each of the Proponents.

I. Introduction

The Proponent requests that the Company's Board of Directors (the "Board") prepare a report, documenting the distribution of options to employees by race and gender. Specifically, the Proposal states:

> "Shareholders request that the Board shall prepare a special report, documenting the distribution of 2003 stock options by race and gender of the recipient of the stock options (i.e. percentage of options received by white men, white women, African-American men, African-American women and so on). The report shall also provide context explaining the recent trends in options granted to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than October 1, 2004."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) because, as discussed below, the Proposal deals with matters relating to the conduct of ordinary business operations of the Company.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Would Interfere with the Conduct of Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." In its Release accompanying the amendments to Rule 14a-8 in 1998, the Commission stated that the ordinary business exclusion was introduced "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal should be excluded from the Proxy Materials since the subject matter relates to general compensation matters fundamental to management's ability to run the Company effectively. It has been well established that general compensation matters do not raise significant social policy issues. The Staff has consistently taken the position that proposals addressing a company's "general compensation matters," including stock based compensation, as distinguished from proposals addressing the compensation of senior executives and directors, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). See Sempra Energy (March 5, 2003) (proposal recommended limitations on the issuance of stock options and stock derivatives); American Express Co. (January 16, 2003) (permitting exclusion of a proposal requesting the board of directors not issue stock options to "higher management" unless proposal limited to executive officers); ConAgra Foods, Inc. (July 19, 2002) (permitting exclusion of a proposal recommending equity plan terms be amended and requiring accounting changes); Huntington Bancshares (January 11, 2001) (permitting exclusion of a proposal seeking to amend a company plan so cash incentive awards would be based not only on return on average shareholders' equity, but also return on average assets and customer satisfaction surveys); Minnesota Mining and Manufacturing Co., Inc. (March 4, 1999) (permitting exclusion of a proposal limiting yearly percentage increase of "top 40 executives" and CEO's compensation to amounts determined by formulas excludable as "relating to ordinary business operations (i.e. general compensation matters)"); and Caterpillar, Incorporated (February 13, 1992) (permitting exclusion of a proposal on stock options to all employees). The granting of stock options to employees is precisely the type of delegation to shareholders of ordinary corporate decision-making that Rule 14a-8(i)(7) was designed to prevent. See Comshare, Inc. (September 5, 2001); T. Rowe Price Associates, Inc. (February 7, 2000); and Bio-Technology General Corporation (April 28, 2000).

The Proposal requests that the Board prepare a special report "documenting the distribution of 2003 stock options by race and gender of the recipient" and clearly does not apply solely to senior executive officers or directors of the Company. Accordingly, the Proposal relates to general compensation issues which are within the scope of the Company's ordinary business operations.

Where executive compensation and general compensation may be intertwined in a proposal, the Staff consistently has determined that the proposal is not a proper subject for shareholder action and may be excluded as relating to ordinary business operations. See Comshare, Incorporated (September 5, 2001) (permitting exclusion of a proposal seeking to improve disclosure of company's strategy for awarding stock options to top executives and directors); see also, AT&T Corp. (February 28, 2000) (proposal seeking to modify stock-based incentive plan, pursuant to which the company made stock option grants to all employees); and Bio-Technology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate).

The Staff consistently has taken the position that a proposal may be omitted under Rule 14a-8(i)(7) where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. See E*Trade Group, Inc. (October 31, 2000) (permitting exclusion of a proposal when two of the four means suggested to enhance shareholder value related to ordinary business matters and two did not); and Z-Seven Fund, Inc. (November 3, 1999) (complete exclusion of a proposal was permitted, with the Staff "noting in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters.")

The Staff has taken the same position regarding proposals for reports covering both ordinary business and other matters. See, e.g., The Warnaco Group, Inc. (March 12, 1999) (permitting exclusion of a proposal for a report related to labor practices where "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"); Wal-Mart Stores, Inc. (March 15, 1999) (same); Kmart Corporation (March 12, 1999) (same); and International Business Machines Corporation (January 9, 2001) (permitting exclusion of a proposal dealing with ordinary business matters as well as executive compensation). Accordingly, while the Proposal may also implicate issues of workplace diversity, which arguably address issues of social policy, the Proposal is nonetheless excludable because it directly deals with general employee compensation.

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation ..." Here, it is clear that the Proposal focuses on general employee compensation.

The Staff's position prohibiting such revisions to shareholder proposals concerning general employee compensation is evidenced in numerous no-action letters. Where proposals clearly apply to a registrant's "general compensation matters," the Staff does not permit proponents to revise proposals in order to limit them to "executive compensation." See, e.g., E.I. du Pont de Nemours and Company (March 15, 2001) (proposal that no employee at a company site receive a profit-sharing bonus unless all employees at the site receive the bonus); Sempra Energy (January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); and AT&T Corp. (February 28, 2000) (proposal related to stock-based compensation generally).

The fact that the Proposal is framed as a request that the Board prepare a report concerning general compensation of employees instead of asking the Board to take action with respect to general employee compensation does not affect the analysis that the Proposal may be excluded pursuant to Rule 14a-8(i)(7). It is the Commission's long-standing position that the Staff should look to the substance of the report in order to determine whether ordinary business matters are involved. In its Release accompanying the amendments to Rule 14a-8 in 1983, the Commission stated:

> "proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7)[1]. Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983).

The Staff consistently has looked at the subject matter of the requested report in determining the applicability of the provisions of Rule 14a-8(i)(7). See, e.g., Hilton Hotels (March 14, 2003) (permitting exclusion of a proposal requesting board to account for all executive retirement benefits, including deferred compensation and the Supplemental Retirement and Retention Plan); UAL Corporation (February 17, 2002) (permitting exclusion of a proposal requesting that board prepare a report on the pension liability of the company's SERP and all other qualified pension plans); United Technologies Corporation (January 9, 2002) (same); American Home Products Corporation (February 24, 2000) (permitting exclusion of a proposal requiring company to prepare a report on employee ownership); and MBNA Corporation (February 23, 2000) (same).

---

[1] The predecessor to the current Rule 14a-8(i)(7).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to general compensation matters and would interfere with the conduct of the Company's ordinary business operations. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm, at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Ms. Julie N. W. Goodridge, President, NorthStar Asset Management, Inc.
Mr. Michael C. Bleiweiss
Ms. Rosemary Faulkner
Mr. Frank T. Lossy
Ms. Kathleen Ladd Ward
Ms. Carol Master
Mr. Scott Klinger

Exhibit A

NORTHSTAR ASSET MANAGEMENT INC

November 12, 2003

Ms. Marianne Drost
Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas, 38th Floor
New York, NY 10036

Dear Ms. Drost:

As Verizon shareholders, we have followed with great interest our company's initiatives to become a leader in workplace diversity. As citizens we are concerned that the racial wealth gap in America continues to widen and believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. We would like Verizon to extend its diversity leadership by publicly disclosing its stock option distribution by the race and gender of option recipients.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 2,597 shares of Verizon Communications common stock, NorthStar Asset Management, Inc. is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. NorthStar Asset Management, Inc. is acting as the lead filer of this resolution, which we expect others to co-file. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options by the race and gender of recipients and to provide background context by commenting on recent trends in stock option distribution by race and gender.

As required by Rule 14a-8 NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

PO BOX 1860 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Verizon to prepare this report would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Verizon and its shareholders.

Sincerely,

Julie N. W. Goodridge
President

Stock Option Glass Ceiling

WHEREAS,

Verizon is one of hundreds of large companies to publish an annual diversity report. These reports allow shareholders and other interested parties to see the company's progress in creating opportunities for women and people of color.

Verizon has received many honors for its diversity efforts, including being named as one of the 50 Best Companies for Minorities by *Fortune* magazine.

Despite these honors, Verizon has been the subject of discrimination lawsuits by its employees. In 2002, Verizon settled a long-fought federal court suit and agreed to grant employment credit for retirement purposes to women employees who had taken pregnancy leave during their careers. In April 2002, a group of Verizon's Latino management employees filed charges with the Equal Employment Opportunity Commission alleging racial discrimination in compensation, advancement and termination. The complaint seeks class action status on behalf of 3,500 Latino managers at Verizon.

Employee discrimination suits are on the rise nationwide and can be financially costly to companies and risk damage to their reputation. In 2000, Coca-Cola settled one of the nation's largest employee race discrimination suits for $192 million.

One of the frequent contentions in employee discrimination suits is that employees are compensated differently on the basis of their race and gender. Historically these cases have rested largely on the payment of salaries and bonuses, but we believe in the future, employees will look more closely at corporate wealth distributed in the form of stock options.

According to the Company's 2003 proxy statement, Verizon distributed more than 30 million options to employees in 2002: 9.1% of total options went to the seven most highly compensated officers, representing 0.003% of all employees. Only one of the seven highest paid officers was a woman.

RESOLVED,

Shareholders request that the Board shall prepare a special report, documenting the distribution of 2003 stock options by race and gender of the recipient of the stock options (i.e. percentage of options received by white men, white women, African-American men, African-American women and so on). The report shall also provide context explaining the recent trends in options granted to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than October 1, 2004.

SUPPORTING STATEMENT

Verizon's annual diversity report is helpful in seeing our company's progress in advancing women and people of color to positions of greater responsibility within the company. This requested report will provide additional information that will allow shareholders to evaluate whether there is a stock option glass ceiling at Verizon, that might lead to potential future liability. In requesting this report we wish to be sure that all Verizon's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the company. Verizon has been a leader in corporate diversity initiatives and we believe the disclosure of this additional information is consistent with our company's commitment to continued leadership on diversity issues.

Please vote FOR this resolution.

January 19, 2004

RECEIVED
2004 JAN 21 AM 10: 52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Verizon Communications Inc. "no-action" request dated December 18, 2003 concerning shareholder proposal seeking report on stock option distribution by the race and gender of option recipients.

Ladies and Gentlemen:

In its letter of December 18, 2003, Verizon Communications Inc. (the"Company') indicated its intention to omit a shareholder resolution submitted by NorthStar Asset Management and five other shareholders (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to prepare a report outlining the distribution of stock options by the race and gender of the option recipients. In addition the Proposal asks the Company to comment on recent trends in the distribution of options by race and gender.

The Company believes the Proposal violates Rule 14a-8(i)(7) (the "ordinary business" exclusion). In its letter, the Company argues that the Proposal concerns general compensation matters, and cites numerous precedents supporting why such matters are excludable.

The Proponents believe that the Proposal is a matter of social policy, specifically social policy dealing with the issue of corporate diversity. The Commission has broadly established precedents allowing shareholders to vote on such things as the public disclosure of EEO-1 data. This Proposal is an extension of such disclosures.

The Proponents acknowledge that the Proposal does deal with matters of general employee compensation, but only in order to serve the higher purpose of insuring that sound social policy is carried out. The Proposal takes a step beyond the already permitted EEO-1 shareholder proposals, to ascertain whether the job advancements for women and minorities revealed in the EEO-1 forms are also translating into improved financial remuneration of employees.

In general, US corporations concentrate stock options in higher level jobs with greater responsibilities. The Proponents believes the Company's

RESPONSIBLE WEALTH
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

compensation practices follow this model as the top seven executives received more than 9% of stock options in 2002.

The intent of the Proposal is two-fold. First to provide additional data to EEO-1 forms to ascertain whether the advancement of women and members of racial minority groups are not just being rewarded with a job title, but with real compensation as befits their responsibilities. Second, the Proposal seeks to provide additional information to shareholders about the financial risks they may be incurring in a climate of heightened employment wage discrimination suits.

Because the Proponents believe this Proposal is, first and foremost, a matter of social policy, rather than general employee compensation, the Proponents do not believe that the Company's multiple precedents are valid in this matter. This is a new resolution for the Commission for which the Proponents believe there is no clear precedent. The question is whether this Proposal is viewed as an extension of permissible EEO-1 disclosure requests. The Proponents ask the Commission to concur that the Proposal is a matter of social policy and that the Company's petition for "no-action" relief be denied.

In accordance with Rule 14-8(j) please find six copies of this letter enclosed. A copy of this letter has been simultaneously sent to Marianne Drost, Corporate Secretary of the Company.

Thank you for your consideration.

Sincerely,

Scott Klinger
Co-Director, Responsible Wealth
On behalf of the Proponents

Cc: Julie Goodridge, NorthStar Asset Management
Michael Bleiweiss
Rosemary Faulkner
Frank Lossy, MD
Kathleen Ladd Ward
Carol Master
Marianne Drost, Verizon Communications
Daniel Stoller, Skadden, Arps (attorney for the Company)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 18, 2003

The proposal requests that the board prepare a report that documents the distribution of 2003 stock options by the recipient's race and gender and discusses recent trends in stock options granted to women and employees of color.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor